SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AIRTRAN HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

7% Convertible Notes due 2023

(Title of Class of Securities)

00949P AB4

(CUSIP Number of Class of Securities)

00949P 108

(CUSIP Number of Underlying Common Stock)

Richard P. Magurno, Esq.

AirTran Holdings, Inc.

9955 AirTran Boulevard, Orlando, Florida 32827

(407) 318-5600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies of Communications to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

1230 Peachtree Street, N.E., Suite 3100

Atlanta, Georgia 30309-3592

(404) 815-3500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$95,800,000	$6,830.54

*	Calculated solely for purposes of determining the filing fee. The purchase price for the 7% Convertible Notes due 2023, as described herein, is $1,000 per $1,000 principal amount. As of May 26, 2010, there was $95,800,000 in aggregate principal amount of the Notes outstanding, resulting in an aggregate maximum purchase price of $95,800,000. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by AirTran Holdings, Inc., a Nevada corporation (the “Company”), and relates to the right of each holder (each, a “Holder”) of the Company’s 7% Convertible Notes due 2023 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes upon the terms and subject to the conditions set forth in the Indenture, dated as of May 7, 2003, between the Company and AirTran Airways, Inc., as guarantor (the “Guarantor”), and Wilmington Trust Company, as trustee (the “Trustee”). The right of a Holder to require the Company to purchase the Notes, as described in the Company Notice to Holders of the 7% Convertible Notes Due 2023 issued by AirTran Holdings, Inc., dated June 3, 2010 (as amended from time to time, the “Company Repurchase Notice”), and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the “Put Option.”

This Schedule TO is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEMS 1 THROUGH 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes for which Holders validly exercise the Put Option in cash pursuant to the terms and subject to the conditions set forth in the Indenture and the Notes. The Notes are convertible into shares of common stock, par value $0.001 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The address of the Company’s principal executive offices is 9955 AirTran Boulevard, Orlando, Florida 32827 and the telephone number at such address is (407) 318-5600. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders exercising the Put Option consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Company Repurchase Notice to Holders of the 7% Convertible Notes due 2023 issued by AirTran Holdings, Inc., dated June 3, 2010.

(a)(5)(A)	Press Release issued by AirTran Holdings, Inc. on June 3, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (SEC File No. 001-15991) filed on June 3, 2010).

(d)(1)	Indenture dated as of May 7, 2003, between AirTran Holdings, Inc., as issuer, AirTran Airways, Inc., as guarantor, and Wilmington Trust Company, as trustee, relating to the 7% Convertible Notes due 2023 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (SEC File No. 333-10745) filed on July 28, 2003).

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AIRTRAN HOLDINGS, INC.

By:	/S/ ARNE G. HAAK
Name:	Arne G. Haak
Title:	Chief Financial Officer, Senior Vice-President – Finance, and Treasurer

Date: June 3, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Company Repurchase Notice to Holders of the 7% Convertible Notes due 2023 issued by AirTran Holdings, Inc., dated June 3, 2010.

(a)(5)(A)	Press Release issued by AirTran Holdings, Inc. on June 3, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (SEC File No. 001-15991) filed on June 3, 2010).

(d)(1)	Indenture dated as of May 7, 2003, between AirTran Holdings, Inc., as issuer, AirTran Airways, Inc., as guarantor, and Wilmington Trust Company, as trustee, relating to the 7% Convertible Notes due 2023 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (SEC File No. 333-10745) filed on July 28, 2003).

(g)	None.

(h)	None.